UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

150 East 52nd Street, 3rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,659,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,659,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		483,169**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

483,169**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,169**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

** Includes 150,900 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,074,948*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,074,948*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,074,948*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

PN

*Includes 155,900 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,654*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,654*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*Includes 216,300 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,142,987*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,142,987*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,142,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 150,900 Shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,074,948*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,074,948*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,074,948*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

*Includes 155,900 Shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,654*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,654*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 216,300 Shares underlying call options currently exercisable as further described in Item 6.

8

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,705,589*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,705,589*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,705,589*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA

* Includes 523,100 Shares underlying call options currently exercisable as further described in Item 6.

9

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,705,589*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,705,589*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,705,589*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 523,100 Shares underlying call options currently exercisable as further described in Item 6.

10

CUSIP No. 002121101

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”) and is being filed by the undersigned to revise certain information in Amendment No. 3 to the Schedule 13D and does not reflect any additional transactions in the Issuer. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,659,818 Shares beneficially owned by Series One is approximately $10,599,104, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 332,269 Shares beneficially owned by Series Two is approximately $2,151,393, including brokerage commissions. The aggregate purchase price of the 150,900 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series Two is approximately $605,109, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,919,048 Shares beneficially owned by VSO II is approximately $18,875,153, including brokerage commissions. The aggregate purchase price of the 155,900 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $575,000, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 271,354 Shares beneficially owned by VSO III is approximately $1,682,368, including brokerage commissions. The aggregate purchase price of the 216,300 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $788,445, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated to read as follows:

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

11

CUSIP No. 002121101

Item 6.	Interest in Securities of the Issuer.

Item 6 is hereby by amended to add the following:

Series Two has purchased in over-the-counter market American-style call options referencing an aggregate of 150,900 Shares, which have an exercise price of $2.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 150,000 Shares, which have an exercise price of $2.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 5,900 Shares, which have an exercise price of $5.00 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 111,700 Shares, which have an exercise price of $5.00 and expire on August 16, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 1,422,900 Shares, which have an exercise price of $7.50 and expire on August 16, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 200,000 Shares, which have an exercise price of $7.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO III has purchased in over-the-counter market American-style call options referencing an aggregate of 210,500 Shares, which have an exercise price of $2.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO III has purchased in over-the-counter market American-style call options referencing an aggregate of 5,800 Shares, which have an exercise price of $5.00 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

12

CUSIP No. 002121101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

13

CUSIP No. 002121101

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

14

CUSIP No. 002121101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of Common Stock	7,356	6.9700	04/05/2019
Purchase of Common Stock	12,156	6.9656	04/08/2019
Purchase of Common Stock	12,522	6.9317	04/08/2019
Purchase of Common Stock	7,356	6.8500	04/10/2019
Sale of Common Stock	(2,973)	7.0268	04/22/2019
Sale of Common Stock	(18,390)	7.0127	04/23/2019
Sale of Common Stock	(10,217)	7.1082	04/24/2019
Purchase of Common Stock	604	6.2100	04/25/2019
Sale of Common Stock	(1,661)	7.1870	04/25/2019

CUSIP No. 002121101

VIEX special opportunities fund ii, LP

Purchase of Common Stock	10,644	6.9700	04/05/2019
Purchase of Common Stock	17,589	6.9656	04/08/2019
Purchase of Common Stock	18,118	6.9317	04/08/2019
Purchase of Common Stock	10,644	6.8500	04/10/2019
Sale of Common Stock	(4,301)	7.0268	04/22/2019
Sale of Common Stock	(26,610)	7.0127	04/23/2019
Sale of Common Stock	(14,783)	7.1082	04/24/2019
Purchase of Common Stock	875	6.2100	04/25/2019
Sale of Common Stock	(2,404)	7.1870	04/25/2019
Sale of November 2019 Put Option ($7.50 Strike Price) [1]	(2,000)	1.0750	04/29/2019
Purchase of Common Stock	40,000	6.4316	05/08/2019
Purchase of Common Stock	25,000	6.2661	05/13/2019
Assignment of August 2019 Put Option[2]	7,700	7.5000	05/14/2019
Purchase of Common Stock	35,232	6.2580	05/15/2019
Purchase of Common Stock	80,000	6.4776	05/16/2019
Purchase of Common Stock	25,000	6.3652	05/17/2019
Purchase of Common Stock	59,242	6.3584	05/21/2019
Purchase of Common Stock	24,384	6.2498	05/23/2019
Purchase of Common Stock	27,994	6.1952	05/24/2019
Purchase of Common Stock	50,000	5.9500	06/03/2019
Purchase of Common Stock	110,033	5.9961	06/03/2019
Purchase of Common Stock	25,000	6.0800	06/04/2019
Purchase of Common Stock	7,802	6.0900	06/04/2019
Purchase of November 2019 Call Option ($2.50 Strike Price) [3]	1,500	3.7700	06/04/2019
Purchase of November 2019 Call Option ($5.00 Strike Price)[3]	59	1.3500	06/04/2019

1 Represents American-style put option sold short in the over-the-counter market with an expiration date of November 15, 2019.

2 Represents Shares underlying American-style put option that were previously sold short in the over-the-counter-market and now were assigned.

3Represents American-style call option purchased in the over-the-counter market with an expiration date of November 15, 2019.

CUSIP No. 002121101

VIEX Special Opportunities Fund III, LP

Purchase of Common Stock	4,906	6.0273	05/31/2019
Purchase of November 2019 Call Option ($2.50 Strike Price)[3]	1,105	3.6964	05/31/2019
Purchase of Common Stock	80,062	6.2374	05/28/2019
Purchase of Common Stock	75,000	6.1919	05/29/2019
Purchase of Common Stock	111,386	6.1734	05/30/2019
Purchase of November 2019 Call Option ($2.50 Strike Price)[3]	1,000	3.7000	05/30/2019
Purchase of November 2019 Call Option ($5.00 Strike Price)[3]	58	1.3500	05/31/2019

VIEX opportunities fund, LP – Series TWO

Purchase of Common Stock	10,000	6.1800	04/26/2019
Purchase of Common Stock	154,335	6.5806	04/26/2019
Purchase of November 2019 Call Option ($2.50 Strike Price)[3]	832	4.0000	04/26/2019
Purchase of Common Stock	12,176	6.3882	04/30/2019
Purchase of Common Stock	18,000	6.3473	05/01/2019
Purchase of Common Stock	3,200	6.3187	05/02/2019
Purchase of November 2019 Call Option ($2.50 Strike Price)[3]	677	4.0000	05/02/2019
Purchase of Common Stock	3,788	6.4422	05/03/2019
Purchase of Common Stock	43,605	6.4283	05/06/2019
Purchase of Common Stock	50,000	6.4000	05/07/2019
Purchase of Common Stock	25,140	6.3720	05/07/2019
Purchase of Common Stock	12,025	6.1490	05/14/2019